KINBASHA GAMING INTERNATIONAL, INC. 200 North Westlake Blvd., Suite 204 Westlake Village, CA 91362

August 13, 2012

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Kinbasha Gaming International, Inc. Form 10-12B File No.: 001-35552

Gentlemen:

Kinbasha Gaming International, Inc. (the “Company”) hereby respectfully submits an application to withdraw the Company’s Registration Statement on Form 10-12B (File No. 001-35552) filed on May 14, 2012 (the “Registration Statement”).  The Company hereby requests withdrawal of the Registration Statement, including the exhibits filed thereto, which has not been declared effective, because the Company, as discussed with Mr. Dana Brown of the Staff, has determined to register the common stock of the Company under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact our counsel, Alan B. Spatz of TroyGould PC, at (310) 789-1231 if there are any comments or questions concerning this request.

Sincerely, Kinbasha Gaming International, Inc. By: /s/ MASAMI UMEZONO Masami Umezono, CFO

cc:

Alan B. Spatz, Esq.

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